   As filed with the Securities and Exchange Commission on February 23, 2001
                                                   Registration No. 333-_______
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                         -----------------------------
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                         -----------------------------
                           ASYST TECHNOLOGIES, INC.
            (Exact name of registrant as specified in its charter)

       California                                        94-2942251
(State of Incorporation)                    (I.R.S. Employer Identification No.)

                                48761 Kato Road
                               Fremont, CA 94538
                                (510) 661-5000
         (Address, including zip code, and telephone number, including area code of Registrant's principal executive offices)

                         ----------------------------

                             Douglas J. McCutcheon
                           Asyst Technologies, Inc.
                                48761 Kato Road
                               Fremont, CA 94538
                                (510) 661-5000
           (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)

                         ----------------------------
                                  Copies to:
                             James C. Kitch, Esq.
                            Michael L. Weiner, Esq.
                              Cooley Godward LLP
                             Five Palo Alto Square
                              3000 El Camino Real
                              Palo Alto, CA 94306
                                (650) 843-5000

       Approximate date of commencement of proposed sale to the public:
  From time to time after the effective date of this Registration Statement.

  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                                  CALCULATION OF REGISTRATION FEE
=========================================================================================================================
                                                                Proposed Maximum     Proposed Maximum
         Title of Class of                                         Offering            Aggregate          Amount of
    Securities to be Registered      Amount to be Registered  Price per Share (1)  Offering Price (2)  Registration Fee
-------------------------------------------------------------------------------------------------------------------------
    Common Stock, no par value          1,436,783 shares            $14.3125           $20,563,957         $5,141
=========================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f) of the Securities Act of 1933 based upon the average of the high and low prices of the Registrant's Common Stock as reported the Nasdaq National Market on February 21, 2001.

(2) This registration statement shall cover any additional shares of Asyst Technologies, Inc., or Asyst, common stock which become issuable by reason of any stock dividend, stock split, recapitalization or any other similar transaction without receipt of consideration which results in an increase in the number of shares of Asyst's outstanding common stock.

                              ___________________

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                              ___________________

     The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

                           ASYST TECHNOLOGIES, INC.

                               1,436,783 SHARES

                                 COMMON STOCK

The selling shareholders identified in this prospectus are selling a total of 1,436,783 shares of our common stock. All of the shares being offered in this prospectus were issued to the selling shareholders in connection with our acquisition of Semifab, Inc. by way of merger. We are not selling any shares of our common stock under this prospectus and will not receive any of the proceeds from the sale of shares by the selling shareholders.

Our common stock is traded on the Nasdaq National Market under the symbol "ASYT." On February 22, 2001, the last reported sales price for our common stock was $14.0625 per share.

The selling shareholders may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how the selling shareholders may sell their shares in the section titled "Plan of Distribution" on page 12.

Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 2 to read about risks that you should consider before buying shares of our common stock.

The shares offered or sold under this prospectus have not been approved by the Securities and Exchange Commission or any state securities commission nor have any of these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS IS FEBRUARY   , 2001

                              PROSPECTUS SUMMARY

THE FOLLOWING IS A SUMMARY OF OUR BUSINESS. THE DISCUSSION IN THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISK AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED HEREIN. THE SECTIONS ENTITLED "RISK FACTORS" BEGINNING ON PAGE 6 OF THIS PROSPECTUS, AND "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS" IN OUR ANNUAL REPORT AND QUARTERLY REPORTS CONTAIN A DISCUSSION OF SOME OF THE FACTORS THAT COULD CONTRIBUTE TO THOSE DIFFERENCES.

     We are the leading provider of SMIF-based minienvironment and manufacturing automation systems that enable semiconductor manufacturers to increase their manufacturing productivity and protect their investment in silicon wafers during the manufacturing of integrated circuits. We offer a broad range of products that enable us to provide semiconductor manufacturers and OEMs with automated solutions for the transfer of wafers and information between the process equipment and the rest of the facility. We are the only supplier with expertise in what we believe are the key elements required to provide the semiconductor manufacturing industry with integrated facility automation solutions. We provide facility automation solutions in the areas of isolation systems, work-in-process materials management, substrate-handling robotics, automated transport and loading systems, and connectivity automation software.

     Currently, we believe we offer the most comprehensive product line addressing the needs of the portal automation market. Portal automation systems use a standard interface to transfer wafers and information between the process equipment minienvironment and pods. We believe we are uniquely positioned to provide OEMs with a comprehensive solution for automation-enabling process equipment front ends.

     We believe that semiconductor manufacturers are able to obtain a higher level of productivity from their equipment by integrating our products into the semiconductor manufacturing process. Our products protect valuable wafers throughout the manufacturing process by providing semiconductor manufacturers with efficient contamination control, wafer level identification, and tracking and logistics management.

     Asyst acquired Semifab, Inc., or Semifab, pursuant to the Agreement and Plan of Merger and Reorganization dated as of December 7, 2000 between Asyst, Tin Man Acquisition Corp., Semifab and certain principal shareholders of Semifab. Semifab designs, manufactures, markets and supports processing and environmental control systems which enable contamination-free manufacturing ("CFM") of microelectronic and other products in the semiconductor and other advanced technology industries. Founded in 1978, Semifab's headquarters are located in Hollister, California.

     We are a California corporation. Our principal offices are located at 48761 Kato Road, Fremont, California 94538, and our telephone number is (510) 661-5000. In this prospectus, "Asyst," "we" and "our" refer to Asyst Technologies, Inc. unless the context otherwise requires.

                                                           THE OFFERING

Common Stock offered by selling shareholders...........             1,436,783 shares
Common Stock offered by us.............................             0
Common Stock to be outstanding after the offering......             35,027,241 shares
Use of Proceeds........................................             We will not receive any proceeds from the sale of common stock by the selling shareholders.
Nasdaq National Market symbol..........................             ASYT
Risk Factors...........................................             You should read the "Risk Factors" section, beginning on page 2, as well as the other cautionary statements, risks and
                                                                    uncertainties described in this prospectus so that you
                                                                    understand the risks associated with an investment in the common stock.

The number of shares outstanding excludes (a) 7,606,032 shares of common stock issuable upon the exercise of options outstanding as of January 5, 2001, (b) an aggregate of 288,620 shares of common stock reserved for future issuance under our stock option plans, and (c) an aggregate of 211,598 shares of common stock reserved for future issuance under our 1999 Employee Stock Purchase Plan and 75,038 shares of common stock issuable upon the exercise of options assumed in connection with our acquisition of Semifab, Inc. by way of merger.

                                 RISK FACTORS

Our quarterly operating results are subject to variability which could negatively impact our financial results and our stock price

          Our revenues and operating results can fluctuate substantially from quarter to quarter depending on factors such as:

     .    the timing of significant customer orders;

     .    the timing of product shipments;

     .    variations in the mix of products sold;

     .    the introduction of new products;

     .    changes in customer buying patterns;

     .    fluctuations in the semiconductor equipment market;

     .    the availability of key components;

     .    pressure from competitors; and

     .    general trends in the economy.

          Our sales cycle is typically six to twelve months or longer from initial inquiry to placement of an order, making the timing of customer orders uneven and difficult to predict. This process may also involve competing capital budget considerations for our customers. A significant portion of the net sales in any quarter is typically derived from a small number of long-term, multi-million dollar customer projects involving upgrades of existing facilities or the construction of new facilities. We typically cannot ship products until the customer's facility or the process tools housed in its facility are ready. Generally, our customers may cancel or reschedule shipments with limited or no penalty. These factors increase the risk of unplanned fluctuations in net sales. Moreover, a shortfall in planned net sales in a quarter as a result of these factors could negatively impact our operating results for the quarter. Given these factors, we expect quarter to quarter performance to fluctuate for the foreseeable future and, consequently, that quarter to quarter comparisons may not be meaningful. In one or more future quarters, our operating results are likely to be below the expectations of public market analysts and investors. If this occurs, the price of our stock will decline.

Because the semiconductor manufacturing industry is subject to rapid demand shifts which are difficult to predict, our inability to efficiently manage our manufacturing capacity in response to these rapid shifts may cause a reduction in our gross margins, profitability and market share

          Our ability to meet increases in demand depends in part upon our ability to increase manufacturing capacity for our products in a timely manner. In some product areas our manufacturing capability is strained by an increase in orders for our products. If we are unable to expand our production on a timely basis or to manage expansion effectively, we could lose customers to competitors and our market share could be reduced. Even if we are able to expand our capacity sufficiently, we may not be able to manage this expansion efficiently, in which case, our gross margins and profitability would be negatively impacted. Additionally, capacity expansion will increase our fixed operating expenses and make us more vulnerable to a downturn in the semiconductor manufacturing market.

We depend on large purchases from a few significant customers, and any loss, cancellation, reduction or delay in purchases by these customers could harm our business

          A small number of customers have accounted for a significant portion of our revenues. Our success will depend on our continued ability to develop and manage relationships with significant customers. In fiscal year 2000, Taiwan Semiconductor Manufacturing Co., Ltd. accounted for approximately 11.3 percent of our net sales, and for United MicroElectronics Corporation accounted for approximately 11.0 percent of our net sales for an aggregate of 22 percent of our net sales. These were the only customers that individually accounted for more than 10 percent of net sales. In fiscal year 1999, Worldwide Semiconductor Manufacturing Company accounted for approximately 11 percent of our net sales and was the only customer that accounted for more than 10 percent of net sales. In fiscal year 2000, Applied Materials Incorporated accounted for approximately 90.1% of net sales of AMP, which we have recently acquired. Although we are attempting to expand our customer base, we expect that significant customer concentration will continue for the foreseeable future.

          The markets in which we sell our products are comprised of a relatively small number of OEMs and semiconductor manufacturers. Our dependence on large orders from a relatively small number of customers makes our relationship with each customer critical to our business. It is not certain that we will be able to retain our largest customers, that we will be able to attract additional customers or that our OEM customers will be successful in selling our products. We have in the past experienced delays and reductions in orders from some of our major customers. In addition, our customers have in the past sought price concessions from us and may continue to do so in the future. Further, some of our customers may in the future shift their purchases of products from us to our competitors. The loss of one or more of our largest customers, any reduction or delay in sales to these customers, the inability to successfully develop relationships with additional customers or the need to provide future price concessions would have a negative impact on our business.

          If we are unable to collect a receivable from a large customer, our financial results will be negatively impacted. In addition, since each customer represents a significant percentage of net sales, the timing of the completion of an order can lead to a fluctuation in our quarterly results. As we complete projects for a customer, business from that customer will decline substantially unless it undertakes additional projects incorporating our products.

Because we do not have long-term contracts with our customers, our customers may cease purchasing our products at any time if we fail to meet their needs

          We do not have long-term contracts with our customers. As a result, our agreements with our customers do not provide any assurance of future sales.
Accordingly:

     . our customers can cease purchasing our products at any time without penalty;

     .    our customers are free to purchase products from our competitors;

     .    we are exposed to competitive price pressure on each order; and

     .    our customers are not required to make minimum purchases.

          Sales are typically made pursuant to individual purchase orders and often occur with extremely short lead times. If we are unable to fulfill these orders in a timely manner, we will lose sales and customers.

Continued rapid growth will strain our operations and require us to incur costs to upgrade our infrastructure

          We have recently experienced extremely rapid growth in our operations, the number of our employees, our product offerings and the geographic area of our operations. Our growth has been driven by an increase in our customer base, the size of our installed base of products and acquisitions of new operations. With the recent increase in demand for semiconductor manufacturing equipment, we will have to grow even faster to meet customer demands. Our growth places a significant strain on our management, operations and financial systems. Our future operating results will be dependent in part on our ability to continue to implement and improve our operating and financial controls and management information systems. In order to succeed, we must train and manage our employees to cope with growth and change. Failure to manage our growth effectively could seriously harm our business.

Because of intense competition for highly skilled personnel, we may not be able to recruit and retain necessary personnel

     Our future performance depends substantially on the continued service of our senior management team, in particular Dr. Mihir Parikh, our Chairman of the Board and Chief Executive Officer, and Anthony Bonora, our Executive Vice President, Chief Technical Officer and Asyst Fellow. We do not have long term employment agreements with any of our senior management team, except Dr. Parikh, and we do not maintain any key-man life insurance policies.

     Our future success will depend in large part upon our ability to recruit and retain highly skilled technical, manufacturing, managerial, financial and marketing personnel, all of whom are in great demand. A failure to retain, acquire or adequately train key personnel could have a material adverse impact on our performance. Due to the cyclical nature of the demand for our products, we have had to reduce our workforce and then rebuild our workforce as our business has gone through downturns followed by upturns. For the fiscal year ended March 31, 1999, because of the industry downturn, we restructured our operations and as a result, we terminated the employment of approximately 110 employees in the United States and approximately 30 employees internationally. In the current fiscal year, we have hired a number of highly skilled employees, especially in manufacturing, to meet customer demand. The labor markets in which we operate are highly competitive and as a result, this type of employment cycle increases our risk of not being able to retain and recruit key personnel. Moreover, our failure to maintain good employee relations could negatively impact our operations.

The semiconductor manufacturing industry is highly volatile, and our operating results are affected to a large extent by events in this industry

Our business is entirely dependent upon the capital expenditures of semiconductor manufacturers, which in turn are dependent on the current and anticipated market demand for integrated circuits as well as products utilizing integrated circuits, or ICs. The semiconductor industry is cyclical and has historically experienced periodic downturns. These downturns, whether the result of general economic changes or capacity growth temporarily exceeding growth in demand for ICs, are difficult to predict and have often had a severe adverse effect on the semiconductor industry's demand for semiconductor processing equipment. For example, Applied Materials, Inc., a semiconductor equipment manufacturer, recently announced that some of its customers were reducing capital spending and were rescheduling or canceling existing orders.

     During downturns, some of our customers typically implement substantial reductions in capital expenditures, and, as a result, drastically reduce their orders with us. For example, in the fiscal year ended March 31, 1998, we had net sales of $182.3 million which declined to $92.9 million for the year ended March 31, 1999. This sharp decrease in net sales was due to the reduction in industry capital spending resulting from the downturn in the Asian economies and in worldwide demand for semiconductors. In contrast, because of the recent demand for new 200mm facilities and upgrades of existing facilities, our net sales for year ended March 31, 2000 were $225.6 million, an increase of 142.8 percent over the same period in 1999.

     We believe that our future performance will continue to be affected by the cyclical nature of the semiconductor industry and, as a result, be adversely affected from time to time by such industry downturns.

We may not be able to efficiently integrate the operations of our acquisitions

     We have recently acquired several companies in order to expand our product lines including Hine Design Incorporated, Progressive Systems Technologies, Inc., Palo Alto Technology, Inc., MECS Corporation, or MECS, subsequently merged with and renamed AJI, Advanced Machine Programming, Inc and Semifab, Inc. We are likely to make additional acquisitions of, or significant investments in, businesses that offer complementary products, services, technologies or market access. If we are to realize the anticipated benefits of these acquisitions, the operations of these companies must be integrated and combined efficiently. The process of integrating supply and distribution channels, computer and accounting systems and other aspects of operations, while managing a larger entity, will present a significant challenge to our management. In addition, it is not certain that we will be able to incorporate different technologies into our integrated solution. There can be no assurance that the integration process will be successful or that the anticipated benefits of the business combinations will be fully realized. The dedication of management resources to such integration may detract attention from the day-to-day business, and we may need to hire additional management personnel to successfully rationalize our acquisitions. The difficulties of integration may be increased by the necessity of combining personnel with disparate business backgrounds and combining different corporate cultures. There can be no assurance that there will not be substantial costs associated with such activities or that there will not be other material adverse effects of these integration efforts. Such effects could materially reduce our short-term earnings. Consideration for future acquisitions could be in the form of cash, common stock, rights to purchase stock or a combination thereof. Dilution to existing shareholders and to earnings per share may result to the extent that shares of common stock or other rights to purchase common stock are issued in connection with any future acquisitions.

We may not be able to realize the benefits of our investment in MECS

     In October 1999 we purchased approximately 9.9 percent and in March 2000, we purchased approximately 68.7 percent of the common stock of MECS. In June 2000, we acquired additional shares from former minority shareholders, which increased our ownership interest in MECS to 91.5%. In September 2000, we merged AJI, a wholly-owned subsidiary, into MECS and renamed the new company AJI. Following the transaction, our ownership interest in the combined company is 95.3%. We intend to operate AJI largely as a stand-alone entity. In order to realize the synergistic benefits of the controlling interest we have taken in AJI, our senior management will need to work effectively with the senior management of AJI, despite the geographic distance between the two companies, the different languages and the diverse cultures. This will require a devotion of managerial resources at a time when our managerial resources are already strained, as a result of the continuing rise in demand within the semiconductor industry. If we are unable to build a successful working relationship between the two senior managements, we may not be able to fully realize the anticipated benefits of the alliance. Additionally, companies in Japan are not traditionally accustomed to having non-Japanese owners or partners. Such a dramatic change in ownership of AJI might bring about sudden changes in loyalty by customers and may also affect employee relations. Our future success will depend largely in part upon our ability to retain and recruit highly skilled technical, manufacturing, managerial, and marketing personnel. A failure to retain, recruit or adequately train key personnel could have a material adverse impact on our performance. Moreover, our failure to maintain good employee relations could negatively impact our operations.

     In addition, AJI continues to have minority shareholders. As the majority owner of a corporation with minority shareholders, it is our responsibility to consider the needs and benefits of the minority shareholders, which may be different from ours. As a result of the acquisition, the operating results and assets and liabilities of AJI have been consolidated into our financial statements and balance sheet, even though AJI is not a wholly owned subsidiary. As of March 31, 2000, AJI owes approximately $29.0 million in unsecured loans from banks and secured bonds with interest rates ranging between 1.4 percent to
2.0 percent per annum. If AJI performs poorly, our financial results could be seriously harmed.

Shortages of components necessary for our product assembly can delay our shipments and can lead to increased costs which may negatively impact our financial results

     With the recent increased demand for semiconductor manufacturing equipment, our suppliers, both domestic and international, are straining to provide components on a timely basis and, in some cases, on an expedited basis at our request. Although to date, we have experienced only minimal delays in receiving goods from our key suppliers, disruption or termination of these sources could have a temporary adverse effect on our operations. Many of the components and subassemblies used in our products are obtained from a single supplier or a limited group of suppliers. We believe that, in time, alternative sources could be obtained and qualified to supply these products in the ordinary course of business, but a prolonged inability to obtain some components could have an adverse effect on our operating results and could result in damage to our customer relationships. Shortages of components may also result in price increases for components and as a result, could decrease our margins and negatively impact our financial results.

Our efforts to be responsive to customers may lead to the incurrence of costs that are not readily recoverable

     We may incur manufacturing overhead and other costs, many of which are fixed, to meet anticipated customer demand. We often require long lead times for development of our products; during these periods we must expend substantial funds and management effort. We may incur significant development and other expenses as we develop our products without realizing corresponding revenue in the same period, or at all.

We may not be able to effectively compete in a highly competitive semiconductor equipment industry

     The markets for our products are highly competitive and subject to rapid technological change. We currently face direct competition with respect to all of our products. Some of our competitors may have greater name recognition, more extensive engineering, manufacturing and marketing capabilities and substantially greater financial, technical and personnel resources than those available to us.

     Several companies, including Brooks Automation, Inc. through its acquisition of Jenoptik Infab, Inc., offer one or more products that compete with our Asyst-SMIF System and SMART-Traveler System products. We compete primarily with Entegris, Inc. in the area of SMIF-Pods and Front Opening Unified Pods (FOUPs). We also compete with several competitors in the robotics area, including, but not limited to, PRI Automation, Inc., Kensington Laboratories Inc., Rorze Corporation and Yaskawa--Super Mectronics Division. With our recent acquisition of PAT, we have acquired technology in the area of transport automation systems which we expect to allow us to develop products in this area. By entering this market, our transport products will face competition from the main product line of PRI, as well as from Daifuku Co., Ltd. and Murata Manufacturing Co., Ltd. With our acquisition of PST, we have acquired products in the area of the storage and management of wafers and reticles. We compete primarily with Brooks Automation, Inc. in this area.

     With our acquisition of AMP, we now compete with other precision machine shops in the area including CDS Leopold, D&H Manufacturing Co., Holz Precision, Inc., Neims-Donham Manufacturing, Precision Technologies and Western Precision Inc.

     With our acquisition of Semifab, we now compete with General Precision in the United States and Shinwa in Asia in the area of process environmental control.

     In addition, the conversion to 300mm wafers is likely to draw new competitors to the facility automation market. In the 300mm wafer market, we expect to face intense competition from a number of companies such as PRI and Brooks Automation, Inc., as well as potential competition from semiconductor equipment and cleanroom construction companies.

     We expect that our competitors will continue to develop new products in direct competition with ours, improve the design and performance of their products and introduce new products with enhanced performance characteristics. In order to remain competitive, we need to continue to improve and expand our product offerings. In addition, we need to maintain a high level of investment in research and development and expand our sales and marketing efforts, particularly in Japan. Ultimately, we may not be able to make the technological advances and investments necessary to remain competitive.

     New products developed by our competitors or more efficient production of their products could increase pricing pressure on our products. In addition, companies in the semiconductor capital equipment industry have been facing pressure to reduce costs. Either of these factors may require us to make significant price reductions to avoid losing orders. Further, our current and prospective customers continuously exert pressure on us to lower prices, shorten delivery times and improve the capabilities of our products. Failure to respond adequately to such pressures could result in a loss of customers or orders.

If we are unable to develop and introduce new products and technologies in a timely manner, our business could be negatively impacted

     Semiconductor equipment and processes are subject to rapid technological changes. The development of more complex ICs has driven the need for new facilities, equipment and processes to produce these devices at an acceptable cost. We believe that our future success will depend in part upon our ability to continue to enhance our

                                       6.

existing products to meet customer needs and to develop and introduce new products in a timely manner. We may not succeed with our product development efforts and we may not respond effectively to technological change.

If we are unable to convince our customers of the advantages of the Plus- Portal System our growth prospects could be negatively impacted

     We recently introduced our Plus-Portal System for sale to our OEM customers as a complete, automated interface between the OEM's tool and the facility. Currently, many OEMs design and manufacture automated equipment front-ends for their tools utilizing purchased components and in-house engineering and manufacturing resources. The Plus-Portal System offers OEMs a standard, outsourced alternative. Although we anticipate that the Plus-Portal System will not be widely adopted by OEMs until the market begins the transition to 300mm wafers, we believe that our growth prospects in this area depend in large part upon our ability to gain acceptance of the Plus-Portal System by a broader group of OEM customers. Notwithstanding our solution, OEMs may purchase components to assemble interfaces or invest in the development of their own complete interfaces. The decision by an OEM to adopt the system for a large product line involves significant organizational, technological and financial commitments by this OEM. The market may not accept the Plus-Portal System.

If we are unable to transition our 200 mm technologies to meet the standards required by the new 300mm wafer size, our business will be adversely affected

     The semiconductor manufacturing industry is anticipated to undergo a shift in wafer size from 200mm to 300mm over the next few years. As the market shifts, new products and technologies will be needed to manufacture the larger wafers. The introduction of new products to service the 300mm market utilizing new technologies and the emergence of new industry standards could render our products obsolete. Our success depends on our ability to adapt to rapidly changing technologies and to improve the performance, features and reliability of our services in response to changing customer and industry demands. Furthermore, we may experience difficulties that could delay or prevent the successful design, development, testing, introduction or marketing of new products to meet the requirements of the 300mm market.

We may be unable to protect our intellectual property rights and we may become involved in litigation concerning the intellectual property rights of others

     We rely on a combination of patent, trade secret and copyright protection to establish and protect our intellectual property. While we intend to protect our patent rights vigorously, there can be no assurance that our patents will not be challenged, invalidated or avoided, or that the rights granted thereunder will provide us with competitive advantages. We also rely on trade secrets that we seek to protect, in part, through confidentiality agreements with employees, consultants and other parties. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known to, or independently developed by, others.

     Intellectual property rights are uncertain and involve complex legal and factual questions. We have in the past, and may in the future, unknowingly infringe on the intellectual property rights of others and may be liable for that infringement, which could result in significant liability for us. If we do infringe the intellectual property rights of others, we could be forced to either seek a license to intellectual property rights of others or alter our products so that they no longer infringe the intellectual property rights of others. A license could be very expensive to obtain or may not be available at all. Similarly, changing our products or processes to avoid infringing the rights of others may be costly or impractical or could detract from the value of our product.

     There has been substantial litigation regarding patent and other intellectual property rights in semiconductor-related industries. Litigation may be necessary to enforce our patents, to protect our trade secrets or know-how, to defend Asyst against claimed infringement of the rights of others or to determine the scope and validity of the patents or intellectual property rights of others. Any litigation could result in substantial cost to us and divert the attention of our management, which by itself could have an adverse material effect on our financial condition and operating results. Further, adverse determinations in any litigation could result in our loss of intellectual property rights, subject us to significant liabilities to third parties, require us to seek licenses from third

                                       7.

parties or prevent us from manufacturing or selling our products. Any of these effects could have a negative impact on our financial condition and results of operations.

We face significant risks because a majority of our net sales are from sales outside the United States

     A majority of our net sales for the years ended March 31, 1998, 1999 and 2000, were attributable to sales outside the United States, primarily in Japan, Singapore, Taiwan, and Europe. We expect that international sales will continue to represent a significant portion of our total revenues in the future. In particular, net sales to Taiwan represented 43.5 percent of our total net sales for the year ended March 31, 1998, 33.5 percent for the year ended March 31, 1999 and 35.0 percent for the year ended March 31, 2000. This concentration increases our exposure to any risks in this area. Sales to customers outside the United States are subject to various risks, including:

  .  exposure to currency fluctuations;

  .  the imposition of governmental controls;

  .  the need to comply with a wide variety of foreign and U.S. export laws;

  .  political and economic instability;

  .  trade restrictions;

  .  changes in tariffs and taxes;

  .  longer payment cycles typically associated with foreign sales;

  .  the greater difficulty of administering business overseas; and

  .  general economic conditions.

     As of March 31, 1998 and 1999 and 2000, a majority of our accounts receivable, net, were due from international customers located primarily in Japan, Singapore, Taiwan and Europe. Receivable collection and credit evaluation in new geographies and countries challenge our ability to avert international risks. In addition, the laws of certain foreign countries may not protect our intellectual property to the same extent as do the laws of the United States. Although we invoice a majority of our international sales in United States dollars, there can be no assurance that our future results of operations will not be adversely affected by currency fluctuations.

Anti-takeover provisions in our articles of incorporation, bylaws and our shareholder rights plan may prevent or delay an acquisition of Asyst that might be beneficial to our shareholders

     Our Articles of Incorporation and Bylaws include provisions that may have the effect of deterring hostile takeovers or delaying changes in control or management of Asyst. These provisions include certain advance notice procedures for nominating candidates for election to our Board of Directors, a provision eliminating shareholder actions by written consent and a provision under which only our Board of Directors, our Chairman of the Board, our President or shareholders holding at least 10 percent of the outstanding common stock may call special meetings of the shareholders. We have entered into agreements with our officers and directors indemnifying them against losses they may incur in legal proceedings arising from their service to Asyst.

     We have adopted a share purchase rights plan, pursuant to which we have granted to our shareholders rights to purchase shares of junior participating preferred stock. Upon the earlier of (1) the date of a public announcement that a person, entity, or group of associated persons has acquired 15 percent of our common stock or (2) 10 business days following the commencement of, or announcement of, a tender after or exchange offer, the rights granted to our shareholders will become exercisable to purchase our common stock at a price substantially discounted from the then applicable market price of our common stock. These rights could generally discourage a merger or tender offer involving the securities of Asyst that is not approved by our Board of Directors by increasing

                                       8.

the cost of effecting any such transaction and, accordingly, could have an adverse impact on shareholders who might want to vote in favor of such merger or participate in such tender offer.

     In addition, our Board of Directors has authority to issue up to 4,000,000 shares of preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of those shares without any future vote or action by the shareholders. The issuance of preferred stock while providing desirable flexibility in connection with possible acquisition and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock, thereby delaying, deferring or preventing a change in control of Asyst. Furthermore, such preferred stock may have other rights, including economic rights senior to the common stock, and as a result, the issuance thereof could have a material adverse effect on the market value of the common stock. We have no present plans to issue shares of preferred stock.

Our stock price may fluctuate significantly which could be detrimental to our shareholders

     Our stock price has in the past fluctuated and will fluctuate in the future in response to a variety of factors, including the following:

  .  quarterly fluctuations in results of operations;

  .  announcements of new products by Asyst or its competitors;

  . changes in either our earnings estimates or investment recommendations by stock market analysts;

  .  announcements of technological innovations;

  .  conditions or trends in the semiconductor manufacturing industry;

  . announcements by Asyst or our competitors of acquisitions, strategic partnerships or joint ventures;

  .  additions or departures of senior management; and

  .  other events or factors many of which are beyond our control.

     In addition, in recent years, the stock market in general and shares of technology companies in particular have experienced extreme price fluctuations, and such extreme price fluctuations may continue. These broad market and industry fluctuations may adversely affect the market price of our common stock.

We may not be able to secure additional financing to meet our future capital needs

     We currently anticipate that our available cash resources, which includes existing cash and cash equivalents, short-term investments, cash generated from operations and other existing sources of working capital will be sufficient to meet our anticipated needs for working capital and capital expenditures through the fourth quarter of fiscal 2001. If we are unable to generate sufficient cash flows from operations to meet our anticipated needs for working capital and capital expenditures we may need to raise additional funds after twelve months to develop new or enhanced products, respond to competitive pressures or make acquisitions. We may be unable to obtain any required additional financing on terms favorable to us, if at all. If adequate funds are not available on acceptable terms, we may be unable to fund our expansion, successfully develop or enhance products, respond to competitive pressures or take advantage of acquisition opportunities, any of which could have a material adverse effect on our business. If we raise additional funds through the issuance of equity securities, our shareholders may experience dilution of their ownership interest, and the newly-issued securities may have rights superior to those of the common stock. If we raise additional funds by issuing debt, we may be subject to limitations on our operations. In April 2000, approximately $0.49 million of debt acquired in connection with our acquisition of MECS, since merged with and renamed AJI, matured. We were able to re-negotiate a new loan with similar terms and conditions to replace the existing debt. Nevertheless, we do have exposure to debt maturities amounting to $15.5 million which has interest rates of 2 percent or less that could be called. We may not be able to replace the called debt with terms

                                       9.

as favorable as those that currently exist, particularly the relatively low interest rates, which could result in the depletion of existing cash resources. This strain on our capital resources could have a material adverse effect on our business.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus or incorporated by reference constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus.

     In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms and other comparable terminology.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

                                USE OF PROCEEDS

     We will not receive any proceeds from sales, if any, of our common stock by the selling shareholders. The purpose of this offering is to register our common stock for resale by the selling shareholders.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our capital stock. We presently intend to retain future earnings, if any, to finance the expansion of our business, and we do not expect to pay any cash dividends in the foreseeable future.

                                      10.

                             SELLING SHAREHOLDERS

     In connection with our acquisition of Semifab, Inc. by way of merger, we sold to the selling shareholders common stock and agreed to register the common stock to those selling shareholders for resale. Our registration of the shares of common stock does not necessarily mean that the selling shareholders will sell all or any of the shares.

     The following table sets forth certain information regarding the beneficial ownership of the common stock, as of January 10, 2001, by each of the selling shareholders.

     The information provided in the table below with respect to each selling shareholder has been obtained from such selling shareholder. Except as otherwise disclosed below, none of the selling shareholders has, or within the past three years has had, any position, office or other material relationship with Asyst. Because the selling shareholders may sell all or some portion of the shares of common stock beneficially owned by them, we cannot estimate the number of shares of common stock that will be beneficially owned by the selling shareholders after this offering.

     Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Securities Exchange Act of 1934, as amended. Shares of common stock issuable pursuant to options, warrants and convertible securities, to the extent such securities are currently exercisable or convertible within 60 days of January 10, 2001, are treated as outstanding for computing the percentage of the person holding such securities but are not treated as outstanding for computing the percentage of any other person. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to shares, subject to community property laws where applicable. Applicable percentages are based on 35,027,241 shares outstanding after the offering.

                           Shares Beneficially Owned
                               Prior to Offering

                                                Number of Shares
          Selling Shareholder                     Beneficially           Shares being Offered          Percentage of Shares Owned
                                                      Owned                                                after the offering
Norio Sugano                                                 0                       293,784                        *
Kristen L. Roberson (G. Roberson, Custd.)                    0                        18,439                        *
Jeff S. Roberson                                             0                        12,293                        *
Glenn A. Roberson III                                       34                        13,828                        *
Joseph Reyes                                                 0                            75                        *
Mary Anne Hughes                                             0                        36,110                        *
Glenn A. Roberson, Jr./+/                                    0                       725,317                      2.07
Patrice Kuerschner                                           0                         6,529                        *
Edward Erikson                                               0                         1,151                        *
Alvin Larios                                                 0                           613                        *
Bruce Eglinton                                               0                         9,219                        *
Carl Picha                                                   0                           306                        *
Eugene Litton                                                0                         1,535                        *
Gerry Reynolds                                               0                         6,146                        *
Kenneth Altmann                                              0                           306                        *
Linda Pope                                                   0                           306                        *
Paul Domato                                                  0                         4,609                        *
Robert Moore                                                 0                           613                        *
Rosie Monetti                                                0                           613                        *

                                      11.

Cocchi Family Trust, Jack L. Cocchi and                      0                         4,609                *
Carol L. Cocchi, Trustees

Kenneth Garcia                                               0                         2,227                *
William Cockerill                                            0                         1,728                *
Brent Anderson                                               0                           767                *
Peter Lembesis                                               0                         1,535                *
Teresa Rubio                                                 0                           152                *
Reza Sadaghiani                                              0                           191                *
Lex L. Nakashima                                             0                        76,834                *
Jann Marie Nakashima                                         0                        76,834                *
Mona J. Nakashima                                            0                        76,834                *
S. Stephen Nakashima                                         0                        63,280                *
                                                                         Total:    1,436,783

+ Glenn A. Roberson, Jr. entered into an employment relationship with  Asyst following the acquisition by way of merger of Semifab by Asyst.
* Less than 1%

                             PLAN OF DISTRIBUTION

     The shares of common stock offered by the selling shareholders, or by their pledgees, transferees or other successors in interest, may be sold from time to time to purchasers directly by any of the selling shareholders acting as principal for its own account in one or more transactions at a fixed price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Alternatively, any of the selling shareholders may from time to time offer the common stock through underwriters, dealers or agents who may receive compensation in the form of underwriting discounts, commissions or concessions from the selling shareholders and/or the purchasers of shares for whom they may act as agent. Sales may be made on the Nasdaq National Market or in private transactions. In addition to sales of common stock pursuant to the registration statement of which this prospectus is a part, the selling shareholders may sell such common stock in compliance with Rule 144 promulgated under the Securities Act of 1933, as amended, or the Act.

     In connection with distributions of the common stock or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the common stock in the course of hedging the positions they assume with selling shareholders. The selling shareholders may also sell common stock short and redeliver the common stock to close out such short positions. The selling shareholders may also enter into option or other transactions with broker-dealers that require the delivery to the broker-dealer or the common stock, which the broker-dealer may resell or otherwise transfer pursuant to this prospectus. The selling shareholders may also loan or pledge common stock to a broker-dealer and the broker-dealer may effect sales of the pledged common stock pursuant to this prospectus.

     The selling shareholders and any agents, broker-dealers or underwriters that participate in the distribution of the common stock offered hereby may be deemed to be underwriters within the meaning of the Act, and any discounts, commissions or concessions received by them and any profit on the resale of the common stock purchased by them might be deemed to be underwriting discounts and commissions under the Act.

     In order to comply with the securities laws of certain states, if applicable, the common stock may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

     In connection with our acquisition by way of merger of Semifab, we have agreed to register the selling shareholders' common stock under applicable federal and state securities laws. We will pay substantially all of the expenses incident to the offering and sale of the common stock to the public, other than commissions, concessions and discounts of underwriters, dealers or agents. These expenses, excluding such commissions and discounts, are estimated to be $100,000. The agreements related to the above referenced private placement and acquisition provide for cross-indemnification of the selling shareholders and Asyst to the extent permitted by law, for losses, claims, damages, liabilities and expenses arising, under certain circumstances, out of any registration of the common stock.

                                 LEGAL MATTERS

     The validity of the issuance of the common stock offered hereby will be passed upon for Asyst by Cooley Godward LLP, Palo Alto, California.

                                      12.

                                    EXPERTS

     The audited financial statements incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their reports. In those reports, that firm states that with respect to certain subsidiaries its opinion is based on the reports of other independent public accountants, namely Ernst & Young LLP and Deloitte Touche Tohmatsu. The financial statements referred to above have been incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

                      WHERE YOU CAN GET MORE INFORMATION

     We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may read and copy these reports, proxy statements and other information at the SEC's public reference rooms in Washington, DC, New York, NY and Chicago, IL. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC's web site at "http://www.sec.gov." In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 "K" Street, Washington, DC 20006.

     The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

  .  Annual Report on Form 10-K for the year ended March 31, 2000;

  . Proxy Statement for the annual meeting of shareholders held on September 1, 2000;

  . Quarterly Reports on Form 10-Q for the quarters ended June 30, 2000 and September 30, 2000;

  .  Current Report on Form 8-K filed on March 23, 2000, as amended; and

  . The description of the common stock contained in Asyst's Registration Statement on Form S-1, as filed on February 21, 1995 with the SEC under the Securities Exchange Act of 1934.

     You may request a copy of these filings at no cost, by writing or telephoning or us at the following address:

            Asyst Technologies, Inc.
            48761 Kato Road
            Fremont, CA  94538
            (510) 661-5000

     This prospectus is part of a Registration Statement we filed with the SEC. You should rely only on the information incorporated by reference or provided in this prospectus and the Registration Statement.

                                      13.

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates.

SEC registration fee                                             $   5,141
Nasdaq National Market listing fee...........................       17,000
Printing and engraving expenses..............................        2,000
Legal fees and expenses......................................       50,000
Accounting fees and expenses.................................       15,000
Blue sky fees and expenses...................................        2,500
Transfer agent fees..........................................        5,000
Miscellaneous fees and expenses..............................        3,359
                                                                 ---------

Total........................................................    $ 100,000
                                                                 =========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's Bylaws provide that Asyst will indemnify its directors and officers to the fullest extent not prohibited by California law. The Company is also empowered under its Articles of Incorporation and Bylaws to enter into indemnification contracts with its directors, officers, employees and agents and to purchase insurance on behalf of any person whom it is required or permitted to indemnify. Pursuant to this provision, Asyst has entered into indemnity agreements with each of its directors and officers.

     In addition, Asyst's Articles of Incorporation provide that, to the fullest extent permitted by California law, Asyst's directors will not be liable for monetary damages for breach of the directors' fiduciary duty of care to Asyst and its shareholders. This provision in the Articles of Incorporation does not eliminate the duty of care, and in appropriate circumstances, equitable remedies such as an injunction or other forms of non- monetary relief would remain available under California law. Each director will continue to be subject to liability for breach of the director's duty of loyalty to Asyst, for acts or omissions not in good faith or involving intentional misconduct or knowing and culpable violations of law, that the director believes to be contrary to the best interests of Asyst or its shareholders, involving a reckless disregard for the director's duty to Asyst or its shareholders when the director was aware or should have been aware of a risk of serious injury to Asyst or its shareholders, or an unexcused pattern of inattention that amounts to an abdication of the director's duty to Asyst or its shareholders, for improper transactions between the director and Asyst and for improper distributions to shareholders and loans to directors and officers or for acts or omissions by the director as an officer. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

     There is no pending litigation or proceeding involving a director, officer, employee or other agent of Asyst as to which indemnification is being sought, nor is Asyst aware of any pending or threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent.

ITEM 16. EXHIBITS

(a) Exhibits.

EXHIBIT
NUMBER         DESCRIPTION OF DOCUMENT
----------     -----------------------------------------------------------------
 2.1           Agreement and Plan of Merger and Reorganization, dated as of December 7, 2000, among Asyst
               Technologies, Inc., Tin Man Acquisition Corp., Semifab, Inc. and certain principal shareholders of Semifab.
 4.1           Reference is made to Exhibit 2.1.
 5.1           Opinion of Cooley Godward LLP.
23.1           Consent of Arthur Andersen LLP.
23.2           Consent of Ernst & Young LLP.
23.3           Consent of Deloitte Touche  Tohmatsu.
23.4           Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.
24.1           Power of Attorney.  Reference is made to page II-5.


ITEM 17. UNDERTAKINGS.

(a)  Rule 415 offerings.

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)  Filings incorporating subsequent Exchange Act documents by reference.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)  Incorporated annual and quarterly reports.

     The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by
     Article 3 or Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(d)  Request for acceleration of effective date.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of Asyst's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, Asyst duly certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and authorizes this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, County of Alameda, State of California, on February 21, 2001.

                                             ASYST TECHNOLOGIES, INC.


                                             /s/ Mihir Parikh
                                             -----------------------------------
                                             Mihir Parikh
                                             Chairman of the Board and
                                             Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mihir Parikh and Douglas J. McCutcheon and each or any one of them, as his true and lawful attorney-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

               Signatures                                     Title                              Date
----------------------------------------   -------------------------------------------    -----------------

 /s/ Mihir Parikh                          Chairman of the Board, Chief Executive         February 15, 2001
----------------------------------------      Officer and Director (Principal
     Mihir Parikh                             Executive Officer)


 /s/ Douglas J. McCutcheon                 Senior Vice President and Chief Financial      February 15, 2001
----------------------------------------      Officer (Principal Financial and
     Douglas J. McCutcheon                    Accounting Officer)

 /s/ P. Jackson Bell                       Director                                       February 15, 2001
----------------------------------------
     P. Jackson Bell

 /s/ Stanley Grubel                        Director                                       February 15, 2001
----------------------------------------
     Stanley Grubel

 /s/ Robert A. McNamara                    Director                                       February 15, 2001
----------------------------------------
     Robert A. McNamara

 /s/ Walter W. Wilson                      Director                                       January 31, 2001
----------------------------------------
     Walter W. Wilson

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER       DESCRIPTION OF DOCUMENT
----------   -------------------------------------------------------------------
 2.1         Agreement and Plan of Merger and Reorganization, dated as of
             December 7, 2000, among Asyst Technologies, Inc., Tin Man
             Acquisition Corp., Semifab, Inc. and certain principal shareholders of Semifab.
 4.1         Reference is made to Exhibit 2.1.
 5.1         Opinion of Cooley Godward LLP.
23.1         Consent of Arthur Andersen LLP.
23.2         Consent of Ernst & Young LLP.
23.3         Consent of Deloitte Touche Tohmatsu.
23.4         Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.
24.1         Power of Attorney.  Reference is made to page II-5.